UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 28, 2020

Autonomous City of Buenos Aires, March 30, 2020

Messrs.

Securities and Exchange Commission

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE: Relevant information: Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 28, 2020

To whom it may concern:

It is reported that on the date hereof the Board of Directors of the Company issued the recommendations and motion proposals regarding the items on the agenda that will be considered at the Ordinary and Extraordinary Shareholders’ Meeting of the Company to be held on April 28, 2020, according to the text that is transcribed below.

Yours Sincerely,

Grupo Supervielle S.A.
Head of Markets Relations

GRUPO SUPERVIELLE S.A.

Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’

Meeting to be held on April 28, 2020

The following are the recommendations made by the Board of Grupo Supervielle S.A. or the motion proposals on the items of the agenda that will be considered at the Ordinary and Extraordinary Shareholders’ Meeting of the Company to be held on April 28, 2020 (the “AGM”).

1.	Appointment of two shareholders to sign the Minutes

It will be recommended to the AGM that two of the shareholders present be appointed to sign the minutes.

2.	Consideration of the documentation pursuant to section 234, subsection 1 of Law No. 19,550, for the fiscal year ended December 31, 2019

The Board of Directors recommends to vote for the approval of all the documents, pursuant to section 234, subsection 1 of Law No. 19,550, related to the fiscal year ended December 31, 2019. Such documentation is available on the website of the Argentine Securities Commission (Comisión Nacional de Valores or “CNV”) (www.cnv.gob.ar) and at www.gruposupervielle.com.ar.

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2019

To date, the Board of Directors is comprised of the following members:

Chairman	Julio Patricio Supervielle
First Vice-Chairman	Jorge Oscar Ramírez
Second Vice-Chairman	Emérico Alejandro Stengel
Regular Directors	Atilio María Dell’Oro Maini
Eduardo Braun
Ricardo De Lellis
Victoria Premrou
Hugo Enrique Santiago Basso

The Board of Directors abstains from issuing an opinion on the matter and expects the Shareholders to approve the performance of the Board of Directors.

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2019

To date, the Supervisory Committee is comprised of the following members:

Regular Syndics	Enrique José Barreiro
Carlos Alberto Asato (1)
Carlos Alfredo Ojeda (2)
Valeria Del Bono Lonardi

Alternate Syndics	Carlos Enrique Lose
Roberto Aníbal Boggiano

(1)	Resigned to the Supervisory Committee on July 25, 2019.
(2)	Replaced Mr. Carlos Alberto Asato as Regular Syndic as from July 25, 2019.

The Board of Directors abstains from issuing an opinion on the matter and expects the Shareholders to approve the performance of the Supervisory Committee.

5.	Consideration of the remuneration to the Board of Directors for the fiscal year ended December 31, 2019

It will be proposed that the fees to the Board of Directors, as remuneration for the duties performed during the fiscal year ended December 31, 2019, be set at AR$ 59.075.387. It is recorded that the Audit Committee had a favorable opinion regarding the reasonableness of the proposed fees of the Board of Directors.

Furthermore, for information purposes only, the fees to directors of Grupo Supervielle S.A. paid by the Company and / or its controlled companies that include compensations accrued in the fiscal year, which payment shall occur on a future date (in accordance with instructions of the United States Securities and Exchange Commission (“SEC”) on form 20-F in its part I, item 6.B), amounted to AR$ 176.682.645.

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2019

It will be proposed that the fees to the Supervisory Committee, as remuneration for the duties performed during the fiscal year ended December 31, 2019, be set at AR$ 308.768.

7.	Determination of the number of Regular and Alternate Directors and, where appropriate, election thereof until the number set by the AGM is completed

The Board of Directors will not make recommendations in this regard, but informs that the term of office of director Emérico Alejandro Stengel expires at the AGM.

The controlling shareholder of the Company has informed that will request that the number of regular directors remains at 8 and that no alternate directors be appointed.

Also, the controlling shareholder of the Company has made a proposal to re-elect Mr. Emérico Alejandro Stengel as regular director for the term of two fiscal years, i.e. until the occurrence of the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550, related to the fiscal year to end December 31, 2021.

The following is a summary of the professional background of Mr. Emérico Alejandro Stengel:

Emérico Alejandro Stengel is an Industrial Engineer from Universidad de Buenos Aires and holds an MBA from The Wharton School of the University of Pennsylvania. He worked in Corporate Banking at Citibank and Banco Santander. Later, he became a partner of Booz Allen Hamilton, a global management consulting firm where, until October 2007, worked with multinational and large corporations in Latin America, the United States and Europe on Strategy, Governance, Organization and Operations. He has led various strategic integration and operations enhancement projects for the financial services industry. Between 2006 and 2007 he served as an Independent Director of Los Grobo Agropecuaria, a leading agribusiness company that won the National Quality Award in 2010, and from October 2007 til May 2011 served as CEO of such company. He joined the Board of Grupo Supervielle in July 2010. At present, he is the COO of Banco Supervielle S.A. and serves as Second Vice-Chairman of Grupo Supervielle S.A., Vice-Chairman of Supervielle Productores Asesores de Seguros S.A. and as member of the Boards of Directors of Cordial Compañía Financiera S.A., Supervielle Seguros S.A., InvertirOnline S.A.U. and Bolsillo Digital S.A.U.

It is hereby informed that Mr. Emérico Alejandro Stengel, in case is re-elected as director, will have the status of “non-independent” according to the provisions of regulations in force of the CNV.

8.	Appointment of members of the Supervisory Committee

The Board of Directors will not make recommendations in this regard, but informs that the controlling shareholder of the Company has informed that will propose to the AGM that Messrs. Enrique José Barreiro, Carlos Alfredo Ojeda and Valeria Del Bono Lonardi be appointed as regular syndics and Messrs. Carlos Enrique Lose, Roberto Aníbal Boggiano and Jorge Antonio Bermúdez be appointed as alternate syndics, all for the term of one year, i.e. until the anual shareholders’ meeting of the Company that considers the documents set forth by article 234, subsection 1 of Law N ° 19,550, corresponding to the fiscal year ending on December 31, 2020.

The following is a summary of the candidates’ professional background:

Enrique José Barreiro holds a degree in Accountancy graduated from Universidad Nacional de Lomas de Zamora. From 1969 until May 2000, he worked at Banco Tornquist/Credit Lyonnais, where he held the position of Assistant Accountant. From June 2000 until June 2007, he held the position of Assistant Accountant and General Accountant at Banco San Luis/Banco Banex S.A. He currently serves as a Syndic of de Grupo Supervielle S.A., Banco Supervielle S.A., Tarjeta Automática S.A., Sofital S.A.F. e I.I., Cordial Compañía Financiera S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., InvertirOnline.com Argentina S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U. and Futuros del Sur S.A.

Carlos Alfredo Ojeda holds a degree in Accountancy graduated from Universidad de Buenos Aires. He was an Internal Audit Manager of the International Division of Gillette Company until 1977, and worked in Argentina, Brazil, Chile and Perú. He was a partner of a major local audit firm until 1995. He is a consultant on audit and corporate issues and has an active participation in management and control aspects of corporations in various industries. He has lectured at Universidad de Buenos Aires, including courses on Financial Planning and Budget Control and Audit and Management Control. He was also a speaker at various seminars and courses in his areas of specialty. He is a co-author of Auditoría – Técnica y Práctica and Normas para la Presentación de Estados Contables de Sociedades por Acciones. He is also a contributor to the publication Doctrina Societaria y Concursal. He currently serves as Syndic of Grupo Supervielle S.A.

Valeria Del Bono Lonardi is a Lawyer graduated from Universidad de Buenos Aires and attended other professional specialization courses, including the International Criminal Update Program at Universidad Austral (2009). She joined Salvi Law Firm in 1995 and since then has been dedicated to the counseling and practice of criminal law. Her professional specialization is mainly based on the dogmatic of criminal offenses, with permanent assistance to insurance companies and independent professionals; the elaboration of strategies and proposals of technical defenses in the framework of oral and public trials and the advice on the prevention of corporate fraud, particularly to banking and financial entities. She is a member of the Bar Association of Buenos Aires and of the Bar Association of San Isidro. She currently serves as a Syndic of Grupo Supervielle S.A. and as an Alternate Syndic of Banco Supervielle S.A.

Carlos Enrique Lose holds a degree in Accountancy graduated from the Universidad de Buenos Aires. He worked for several years in the Audit Department of an important audit firm, and later dedicated to providing business advice. He was a lecturer at the Universidad de Buenos Aires’ School of Economics and has lectured courses at both public and private professional institutions. He is a founding partner of Bermúdez, Lose & Asociados. He has published different Works with specialized journals and is a co-author of the book Normas de Presentación de Estados Contables de Sociedades por Acciones. He currently serves as an Alternate Syndic of Grupo Supervielle S.A., Cordial Compañía Financiera S.A., Espacio Cordial de Servicios S.A.; InvertirOnline.com Argentina S.A.U., InvertirOnline S.A.U., Micro Lending S.A.U. and Bolsillo Digital S.A.U.

Roberto Aníbal Boggiano holds a degree in Accountancy graduated from Universidad de Buenos Aires. He attended post-graduate seminars on planning and corporate taxation. He has worked at several companies, including Celulosa Jujuy S.A., where he was as an analyst accountant assistant, general accountant and chief of planning from 1978 to 1994; Sert S.A., where he served as the administrative manager from 1994 to 1995; and Estudio Carlos Asato y Asociados, where he was in charge of corporate taxation and advising from 1995 to 2011. He currently serves as an Alternate Syndic of Grupo Supervielle S.A. and as Syndic of Banco Supervielle S.A.

Jorge Antonio Bermúdez holds a degree in Accountancy graduated from Universidad de Buenos Aires. After working in the Audit Department of a major firm, he specialized in the Consulting and Finance fields, where he held senior management positions at important service companies. Later on he became a full time advisor in these fields. He was also a professor at the School of Economics of Universidad de Buenos Aires and lectured courses in private entities in addition to those arranged by his own firm. At present, he is an alternate syndic of Banco Supervielle S.A., Cordial COmpañía Financiera S.A., Espacio Cordial de Servicios S.A., InvertirOnline S.A.U., InvertirOnline.com Argentina S.A.U., Micro Lending S.A.U. and Bolsillo Digital S.A.U.

All members proposed to comprise the Supervisory Committee will have the status of “independent” according to the regulations in force of the CNV.

9.	Allocation of the results of the fiscal year ended December 31, 2019. Consideration of: (i) the creation of Voluntary Reserves under the terms of section 70 of the General Companies Law for the future distribution of dividends and/or for future investments; and (ii) the distribution of cash dividends, as determined by the Shareholders’ Meeting

In accordance with what was previously exposed in the Annual Report, the Board of Directors proposes to distribute the results for the year ended December 31, 2019 amounting to AR$ 4,257,932,990, as follows:

(i)	the amount of AR$ 426,000,000 to the creation of a Voluntary Reserve for future dividends in accordance with the provisions of section 70 of Law 19,550, to be released and distributed in the terms and with the scope established by the AGM when considering the delegation of powers to the Board of Directors that will be dealt with in the following item of the Agenda; and

(ii)	the amount of AR$ 3,831,932,990 to the creation of a Voluntary Reserve in accordance with the provisions of section 70 of Law 19,550.

It is informed that dividends that are to be distributed correspond, in part, to the results generated as from January 1, 2018, so, in accordance with the provisions of Law No. 27,430 and if applicable, they will be subject to a 7% income tax withholding.

10.	Delegation to the Board of Directors of the power to release the Voluntary Reserve established for the future distribution of dividends and to determine the opportunity, currency, term and other terms and conditions of the payment of dividends according to the scope of the delegation granted by the Shareholders’ Meeting

Pursuant to what the AGM decides on the previous item on the Agenda, it is set for the consideration of the shareholders the possibility of delegating to the Board of Directors (under the terms and with the scope established when dealing with this item of the Agenda), until the date of the next Ordinary General Shareholders Meeting that will consider the financial statements closed as of December 31, 2020, the powers to: (i) release the Voluntary Reserve established for the future distribution of dividends and (ii) determine the opportunity, amount, currency, terms and other terms and conditions of the payment of dividends.

The delegation of powers to the Board of Directors is based on the need to resolve possible delays that may occur taking into consideration the current restrictions to access the Free Foreign Exchange Market and the large number of foreign shareholders that the Company has. Furthermore, on September 1, 2019, through the issuance of Decree No. 609/2019 (the “Decree 609”), the National Executive Power imposed certain exchange controls. Decree 609 empowers the Central Bank of Argentina (“BCRA”) to determine in which cases its prior consent will be required for the purchase and / or transfer abroad of foreign currency. After issuing these initial regulations, the BCRA issued several additional communications with the objective of clarifying, complementing and adjusting the exchange controls imposed by Decree 609 and Communication “A” 6770 (all those Communications from the BCRA, together with Decree 609, the “New Exchange Rules”). As a consequence of the New Exchange Rules, the purchase and transfer of foreign currency abroad has been limited, being now subject to compliance with certain requirements. To date, the BCRA continues to issue regulations in order to monitor and regulate the country’s exchange rate policy.

Based on the foregoing, the Board of Directors intends to offer, in the event that this is permitted by the regulations in force at any time, alternatives that, while respecting the principle of equality of all shareholders, may allow them to receive the payment of their dividends in the current context.

The Board of Directors recommends to adjust the exercise of the powers that the AGM delegates to the following terms and conditions in order to safeguard the compliance with current regulations and to ensure the adoption of a clear and precise procedure that enables the shareholders to vote on a properly founded basis.

For such purposes, the Board of Directors with the scope of the powers delegated to it by the AGM shall proceed to:

1)	Partially release the Voluntary Reserve established for the future distribution of dividends for up to the amount of AR$ 426,000,000.
2)	Distribute the released sum as a cash dividend as proposed in item 1) above. For the distribution of dividends as a result of said release, the provisions of the General Resolution No. 777/2018 of the CNV must be applied, which states that “the distribution of profits must be treated in the currency of the date of the shareholders’ meeting by using the price index corresponding to the month prior to the meeting”.
3)	Determine the commencement date at which the shareholders shall start collecting in accordance with the provisions of the rules of the CNV and of Bolsas y Mercados Argentinos S.A. (“BYMA”) and the procedures and other terms and conditions established by Caja de Valores S.A.
4)	Offer to all shareholders the option that dividends be paid, according to their respective holdings, in pesos or in US dollars.
5)	If the Board receives the authorization of the BCRA to access the Free Foreign Exchange Market for the payment of dividends in US dollars within fifteen (15) calendar days as from the AGM, the conversion value from pesos to dollars will be carried out according to the currency seller exchange rate (tipo de cambio vendedor divisa) of Banco de la Nación Argentina corresponding to the closing of the trading day immediately prior to the date on which the Company transfers the dividends to Caja de Valores S.A.
6)	If the Board of Directors does not receive the authorization from the BCRA to access the Free Foreign Exchange Market for the payment of dividends within fifteen (15) calendar days as from the AGM, to the extent legally possible, shareholders may choose to receive the payment of the dividend in pesos in an account in Argentina or to receive the dividend in US dollars either in a local or a foreign account, instructing the Company to carry out the following operations. In case the shareholder chooses to receive the dividend in US dollars in a foreign account, the amount to be received will be the result of (i) dividing the amount in pesos that the shareholder is entitled to receive as dividends by (ii) the quotient that results from dividing (y) the offer price in pesos of any series or value of a certain bond issued by the Government of the Republic of Argentina (the “Bond”) in the “spot trading mode” at BYMA at 12.00 noon Buenos Aires time, 72 business hours prior to the date on which the dividends are made available, by z) the bid price of the Bond in US dollars with a 48 hours settlement in New York at 12.00 noon Buenos Aires time on the same date. In the event that the shareholder chooses to receive the dividends in US dollars in a local account, the amount that the shareholder will receive will be the result of (i) dividing the amount in pesos that the shareholder is entitled to receive as dividends by (ii) the quotient that results from dividing (y) the offer price in pesos of any series or value of a certain bond issued by the Government of the Republic of Argentina (the “Bond”) in the “spot trading mode” at BYMA at 12.00 noon Buenos Aires time, 72 business hours prior to the date on which the dividends are made available, by (z) the bid price of the Bond in US dollars traded in BYMA at 12.00 noon Buenos Aires time on the same date.
7)	The shareholder may choose to receive the dollars in a local bank account or in a bank account in New York, United States of America, depending on the option chosen.
8)	For the purposes of exercising the option in accordance with the above detailed procedure, shareholders who wish to receive the dividend in US dollars must notify Caja de Valores S.A. (at 25 de Mayo 362, Autonomous City of Buenos Aires) from 10 am to 3 pm, within the term established by the Board of Directors for this purpose. At that time they must also inform if they choose to be paid locally or in New York, United States of America, in both cases detailing the relevant bank account.

9)	In the case of those shareholders who have not submitted the notification as set forth in 8) above, the dividends will be available to them in pesos at Caja de Valores S.A. in Argentina, during the legal prescription term.
10)	Withhold in the relevant cases, the sums duly paid by the Company, in its capacity as Substitute Person Responsible for the Tax on Personal Assets.

The AGM may delegate to the Board of Directors the power to make modifications and / or to complement the payment procedure established above, provided that said modifications and / or additional considerations fall within the applicable legal framework and are deemed necessary by the Board of Directors due to well-founded causes.

11.	Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2019

As per the recommendation of the Audit Committee, the Board of Directors proposes that the remuneration of the Certifying Accountant of the financial statements for the year fiscal ended December 31, 2019 be the sum of AR$ 3,017,231.

For information purposes only, the remuneration of the Certifying Accountant of the financial statements as of December 31, 2019 of the Company and its controlled companies totaled AR$ 63,063,871.

12.	Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2020 and determination of their remuneration

As per the recommendation of the Audit Committee, the Board of Directors proposes to appoint Santiago José Mignone and Carlos Martín Barbafina of the firm Price Waterhouse & Co. S.R.L., as Certifying Accountants, regular and alternate, respectively, for the financial statements of the fiscal year to end on December 31, 2020.

With regards to their remuneration, it is proposed that it be determined by the annual meeting of the Company that considers the financial statements as of December 31, 2020.

13.	Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professional and hire their services

As per the recommendation of the Audit Committee, the Board of Directors proposes that a budget of AR$ 2,700,000 be allocated to the Audit Committee, in order to be used for the payment of professional consulting, advising, legal or training services during the fiscal year to end on December 31, 2020.

14.	Renewal of the delegation of powers to the Board of Directors to: (i) determine the terms and conditions of the classes and / or series of negotiable obligations to be issued under the Programme I of Global Short, Medium and / or Long-Term Negotiable Obligations for a face value of AR$ 1,000,000,000 or its equivalent in other currencies (authorized by the National Securities Commission through Resolution No. 18.041 of May 2, 2016); and (ii) carry out all the necessary procedures before the National Securities Commission, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A. and / or any other stock market in the country and / or abroad and before any comptroller authority or relevant body in Argentina and / or abroad in relation to the Programme, the issuance and the public offering of the negotiable obligations to be issued under it and the listing and / or negotiation of said negotiable obligations in the securities markets determined by the Board of Directors

In consideration of the validity of the Programme I of Global Short, Medium and / or Long-Term Negotiable Obligations for a face value of AR$ 1,000,000,000 or its equivalent in other currencies (authorized by the National Securities Commission through Resolution No. 18.041 of May 2, 2016) (the “Programme”), it is recommended to renew the delegation of powers to the Board of Directors to (i) define, approve and subscribe the terms and conditions of the classes and / or series of negotiable obligations to be issued under the Programme, with the capacity to negotiate, sign and grant as many acts and / or documents as necessary for such purposes; and (ii) carry out all the necessary procedures before the National Securities Commission, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A. and / or any other stock market in the country and / or abroad and before any comptroller authority or relevant body in Argentina and / or abroad to obtain authorization for the issuance and public offering of the negotiable obligations to be issued under it and the listing and / or negotiation of said negotiable obligations in the securities markets determined by the Board of Directors, expressly stating that the above mentioned list of powers is not exhaustive and that it includes with the widest permitted scope all the powers necessary for the achievement of the proposed purposes.

15.	Authorizations

The Board of Directors proposes to authorize: (i) any of the Directors of the Company, so that, with the broadest powers, they may submit a public deed and / or perform any necessary and / or convenient act in order to implement and document what has been approved; (ii) Messrs. Sergio Gabriel Gabai, Leandro Carletti, María Lucrecia Galland, Carla Cánepa and Delfina Aira, as members of the Legal Department, so that any of them can, separately, jointly, alternatively and indistinctly, with the broadest capacities, perform all procedures deemed necessary and / or conducive to obtain the formation and registration of the resolutions passed through the AGM as a competent authority, and are able to sign public and / or private documents, publish notices, sign the sworn statements and professional reports required by current regulations and so that after the instruments have been granted, proceed to its registration before the corresponding Registry of Commerce; carry out all the procedures necessary to obtain the authorizations planned in the AGM before the National Securities Commission, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A. and any other securities market, regulatory authority, agency or entity that may correspond, including without limitation the Official Gazette, which may submit applications, make publications, sign documents, withdraw views, remove copies of documentation, answer hearings, interpose resources, make disclosures, request photocopies, grant any another public and / or private instrument and, in general, perform all the procedures, filings and proceedings that were needed to fulfill its task.

Grupo Supervielle S.A. Responsible for Markets Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 30, 2020	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer